Exhibit 99.1

FOR IMMEDIATE RELEASE	Thursday July 21, 2016

(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES SECOND QUARTER 2016 FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•                  Revenue: $1.49 billion, at the high end of our previously provided guidance range of $1.4 to $1.5 billion, increased 10% sequentially and 5% compared to the second quarter of 2015

•                  Revenue from our diversified end market grew 13% compared to the second quarter of 2015, and represented 30% of total revenue, up from 28% of total revenue for the second quarter of 2015

•                  IFRS EPS: $0.25 per share, compared to $0.14 per share for the second quarter of 2015

•                  Adjusted EPS (non-IFRS): $0.29 per share ($0.31 per share had we excluded a $0.02 per share income tax expense resulting from taxable foreign exchange impacts), within our previously provided guidance range of $0.25 to $0.31 per share, compared to $0.25 per share for the second quarter of 2015

•                  Operating margin (non-IFRS): 3.8%, compared to 3.4% for the second quarter of 2015

•                  ROIC (non-IFRS): 20.9%, compared to 19.6% for the second quarter of 2015

•                  Free cash flow (non-IFRS): negative $23.8 million, compared to positive $2.4 million for the second quarter of 2015

•                  Repurchased and cancelled 2.8 million subordinate voting shares for $30.0 million pursuant to a previously disclosed program share repurchase funded in March 2016

“Celestica delivered 5% year over year revenue growth in the second quarter with revenue and adjusted earnings per share above the midpoint of our guidance,” said Rob Mionis, Celestica’s President and Chief Executive Officer. “We also delivered sequential and year-over-year improvements in operating margin, return on invested capital and earnings per share.”

“We are pleased with our momentum in delivering three consecutive quarters of year-over-year revenue growth, led by strength in our Diversified end market and certain programs in our Communications end market. Overall, we remain focused on further diversifying our business while delivering value to our customers and shareholders through strong operational and financial performance.”

Board of Directors Appointment

Today, the company also announced that Joe Natale, who has been a director since January 2012 has been appointed Vice-Chair of the Board of Directors.

more...

Second Quarter and Year-to-Date Summary

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Revenue (in millions)	$1,417.3	$1,485.5	$2,715.8	$2,838.8

IFRS net earnings (in millions)(i)	$24.2	$36.2	$43.9	$61.8
IFRS earnings per share (i)	$0.14	$0.25	$0.26	$0.43

Non-IFRS adjusted net earnings (in millions) (i) (ii)	$41.7	$41.8	$74.7	$79.4
Non-IFRS adjusted EPS(i) (ii)	$0.25	$0.29	$0.44	$0.55
Non-IFRS return on invested capital (ROIC)(ii)	19.6%	20.9%	18.2%	19.3%
Non-IFRS operating margin(ii)	3.4%	3.8%	3.3%	3.6%

(i)             International Financial Reporting Standards (IFRS) EPS for the second quarter of 2016 included an aggregate charge of $0.09 (pre-tax) per share for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges. This aggregate charge is within the range we provided on April 21, 2016 of an aggregate charge of between $0.07 to $0.12 per share for these items (see the tables in Schedule 1 attached hereto for per-item charges). IFRS EPS and adjusted EPS (non-IFRS) for the second quarter of 2016 were negatively impacted by a $0.02 per share net income tax expense related to the unfavorable impact of taxable foreign exchange related to the weakening of the Malaysian ringgit and Chinese renminbi. Our guidance for adjusted EPS (non-IFRS) for the second quarter of 2016 excluded the potential impact of taxable foreign exchange.

In addition, the calculation of our weighted average number of shares (used to determine our IFRS EPS and non-IFRS adjusted EPS) for the second quarter and first half of 2016 reflected the full impact of the reduction in our subordinate voting shares as a result of our share repurchases and cancellations in 2015 pursuant to our $350.0 million substantial issuer bid completed in June 2015, as well as our previous normal course issuer bid (NCIB) that expired in September 2015. Accordingly, the positive effect of reduced weighted average number of shares on our IFRS EPS and non-IFRS adjusted EPS for the second quarter and first half of 2016 was greater as compared to the prior year periods.

(ii)          Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS or other generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS to IFRS measures (where a comparable IFRS measure exists).

End Markets by Quarter as a Percentage of Total Revenue

	2015					2016
	Q1	Q2	Q3	Q4	FY	Q1	Q2
Communications	40%	40%	41%	38%	40%	38%	41%
Consumer	3%	3%	3%	3%	3%	3%	3%
Diversified(i)	28%	28%	30%	30%	29%	34%	30%
Servers	11%	10%	8%	10%	10%	9%	9%
Storage	18%	19%	18%	19%	18%	16%	17%
Revenue (in billions)	$1.30	$1.42	$1.41	$1.51	$5.64	$1.35	$1.49

(i)        Our diversified end market is comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment.

Third Quarter 2016 Outlook

For the third quarter ending September 30, 2016, we anticipate revenue to be in the range of $1.475 billion to $1.575 billion, and non-IFRS adjusted earnings per share to be in the range of $0.27 to $0.33. We expect a negative $0.07 to $0.12 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts.

Second Quarter 2016 Webcast

Management will host its second quarter 2016 results conference call today at 5:00 p.m. Eastern Daylight Time. The webcast can be accessed at www.celestica.com.

Non-IFRS Supplementary Information

In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 - Supplementary Non-IFRS Measures for, among other items, non-IFRS measures provided herein, non-IFRS definitions, and a reconciliation of non-IFRS to IFRS measures (where a comparable IFRS measure exists).

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges. For further information about Celestica, visit our website at www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

This news release contains forward-looking statements related to our future growth; trends in the electronics manufacturing services (EMS) industry; our anticipated financial or operational results, including our quarterly revenue, non-IFRS operating margin and earnings guidance; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring actions and charges, capital expenditures and/or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; the possibility of future impairments of property, plant and equipment, goodwill or intangible assets; the timing and extent of the expected recovery of cash advances made to a particular solar cell supplier; the impact of the Term Loan (as defined herein), on our liquidity, future operations and financial condition; and the number of subordinate voting shares and price thereof we may repurchase under our current NCIB. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; price and other competitive factors generally affecting the EMS industry; managing our operations and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control, including as a result of the June 2016 referendum by British voters advising for the exit of the United Kingdom from the European Union (Brexit); retaining or expanding our business due to execution issues relating to the ramping of new or existing programs or new offerings; the incurrence of future impairment charges; recruiting or retaining skilled personnel; transitions associated with our new CEO, our Global Business Services initiative, our Organizational Design initiative, and/or other changes to our company’s operating model; current or future litigation and/or governmental actions; improving operating performance and financial results in our semiconductor and solar businesses; delays in the delivery and availability of components, services and materials, including from suppliers upon which we are dependent for certain components; non-performance by counterparties; our financial exposure to foreign currency volatility, including stock market volatility and currency exchange rate fluctuations resulting from the Brexit; our dependence on industries affected by rapid technological change; the variability of revenue and operating results; managing our global operations and supply chain; increasing income taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions; defects or deficiencies in our products, services or designs; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; compliance with applicable laws, regulations and social responsibility initiatives; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; the potential that conditions to closing the sale of our real property in Toronto and related transactions (collectively, the “Toronto Real Property Transactions”) may not be satisfied on a timely basis or at all; and if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations, and the costs, timing and/or execution of such relocation proving to be other than anticipated. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators.

Our revenue, earnings and other financial guidance, as contained in this press release, are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; overall demand improvement in the semiconductor industry; revenue growth and improved financial results in our semiconductor and solar businesses; the timing, execution and effect of restructuring actions; our having sufficient financial resources and working capital to fund our currently anticipated financial obligations and to pursue desirable business opportunities; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Schedule 1

Supplementary Non-IFRS Measures

Our non-IFRS measures herein include adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted earnings per share, return on invested capital (ROIC), and free cash flow. Adjusted EBIAT, ROIC and free cash flow are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of our securities, net of tax adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites.

We believe the non-IFRS measures we present herein are useful, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures that can be reconciled to IFRS measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS results back to IFRS results where a comparable IFRS measure exists.

The economic substance of these exclusions and management’s rationale for excluding them from non-IFRS financial measures is provided below:

Employee stock-based compensation expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do, including those competitors who report under U.S. GAAP and use non-U.S. GAAP measures to present similar metrics.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure, and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times, and we believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of our securities are excluded, as we believe that these gains or losses do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these gains or losses in assessing operating performance.

Significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites are excluded, as we believe that these write-offs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures, where a comparable IFRS measure exists (in millions, except percentages and per share amounts):

	Three months ended June 30				Six months ended June 30
	2015		2016		2015		2016
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,417.3		$1,485.5		$2,715.8		$2,838.8

IFRS gross profit	$97.3	6.9%	$111.8	7.5%	$188.7	6.9%	$204.6	7.2%
Employee stock-based compensation expense	3.0		3.0		7.4		7.5
Non-IFRS adjusted gross profit	$100.3	7.1%	$114.8	7.7%	$196.1	7.2%	$212.1	7.5%

IFRS SG&A	$50.1	3.5%	$54.4	3.7%	$105.5	3.9%	$106.4	3.7%
Employee stock-based compensation expense	(4.1)		(3.8)		(11.2)		(8.7)
Non-IFRS adjusted SG&A	$46.0	3.2%	$50.6	3.4%	$94.3	3.5%	$97.7	3.4%

IFRS earnings before income taxes	$29.3		$49.1		$56.0		$78.3
Finance costs	1.1		2.7		1.6		4.9
Employee stock-based compensation expense	7.1		6.8		18.6		16.2
Amortization of intangible assets (excluding computer software)	1.5		1.5		3.0		3.0
Restructuring and other charges (recoveries)	9.3		(3.0)		9.6		(1.3)
Non-IFRS operating earnings (adjusted EBIAT) (1)	$48.3	3.4%	$57.1	3.8%	$88.8	3.3%	$101.1	3.6%

IFRS net earnings	$24.2	1.7%	$36.2	2.4%	$43.9	1.6%	$61.8	2.2%
Employee stock-based compensation expense	7.1		6.8		18.6		16.2
Amortization of intangible assets (excluding computer software)	1.5		1.5		3.0		3.0
Restructuring and other charges (recoveries)	9.3		(3.0)		9.6		(1.3)
Adjustments for taxes (2)	(0.4)		0.3		(0.4)		(0.3)
Non-IFRS adjusted net earnings	$41.7		$41.8		$74.7		$79.4

Diluted EPS
Weighted average # of shares (in millions)	166.9		144.1		170.7		144.6
IFRS earnings per share	$0.14		$0.25		$0.26		$0.43
Non-IFRS adjusted earnings per share	$0.25		$0.29		$0.44		$0.55
# of shares outstanding at period end (in millions)	142.9		140.7		142.9		140.7

IFRS cash provided by (used in) operations	$44.4		$(4.5)		$79.5		$(22.8)
Purchase of property, plant and equipment, net of sales proceeds	(18.2)		(17.7)		(30.8)		(33.6)
Finance lease payments	—		(1.1)		—		(2.4)
Repayments from (Advances to) Solar Supplier	(21.0)		2.0		(21.0)		5.0
Finance costs paid	(2.8)		(2.5)		(3.3)		(4.8)
Non-IFRS free cash flow (3)	$2.4		$(23.8)		$24.4		$(58.6)

Non-IFRS ROIC % (4)	19.6%		20.9%		18.2%		19.3%

The calculation of our weighted average number of shares (used to determine our IFRS EPS and non-IFRS adjusted EPS) for the second quarter and first half of 2016 reflected the full impact of the reduction in our subordinate voting shares as a result of our share repurchases and cancellations in 2015 pursuant to our $350.0 million substantial issuer bid completed in June 2015, as well as our previous NCIB that expired in September 2015. Accordingly, the positive effect of reduced weighted average number of shares on our IFRS EPS and non-IFRS adjusted EPS for the second quarter and first half of 2016 was greater as compared to the prior year periods.

(1)           Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facility and accounts receivable sales program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges (net of recoveries), gains or losses related to the repurchase of our securities, and impairment charges.

(2)          The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites that management considers not to be reflective of our core operating performance.

(3)          Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, advances to (or repayments from) a solar supplier, and finance costs paid. Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)          Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a three-point average to calculate average net invested capital for the six-month period. Management believes there is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of non-IFRS ROIC % (in millions, except ROIC %):

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Non-IFRS operating earnings (adjusted EBIAT)	$48.3	$57.1	$88.8	$101.1
Multiplier	4	4	2	2
Annualized non-IFRS adjusted EBIAT	$193.2	$228.4	$177.6	$202.2

Average net invested capital for the period	$985.5	$1,090.7	$978.4	$1,047.9

Non-IFRS ROIC % (1)	19.6%	20.9%	18.2%	19.3%

	December 31 2015	March 31 2016	June 30 2016
Net invested capital consists of:
Total assets	$2,612.0	$2,621.9	$2,720.1
Less: cash	545.3	511.5	472.9
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,104.3	1,053.8	1,122.5
Net invested capital at period end (1)	$962.4	$1,056.6	$1,124.7

	December 31 2014	March 31 2015	June 30 2015
Net invested capital consists of:
Total assets	$2,583.6	$2,579.3	$2,624.7
Less: cash	565.0	569.2	496.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,054.3	1,044.8	1,122.3
Net invested capital at period end (1)	$964.3	$965.3	$1,005.6

 (1)      Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a three-point average to calculate average net invested capital for the six-month period. Management believes there is no comparable measure under IFRS.

GUIDANCE SUMMARY

	Q2 2016 Guidance	Q2 2016 Actual	Q3 2016 Guidance (2)
IFRS revenue (in billions)	$1.4 to $1.5	$1.49	$1.475 to $1.575
Non-IFRS adjusted EPS (diluted) (1)	$0.25 to $0.31	$0.29	$0.27 to $0.33

(1) Non-IFRS adjusted EPS (diluted) for the second quarter of 2016 was negatively impacted by a $0.02 per share net income tax expense related to the unfavorable impact of taxable foreign exchange related to the weakening of the Malaysian ringgit and Chinese renminbi. Our guidance for this measure for the second quarter of 2016 excluded the potential impact of taxable foreign exchange.

(2) For the third quarter of 2016, we anticipate a negative $0.07 to $0.12 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts. For the third quarter of 2016, we also anticipate our non-IFRS operating margin to be 3.6% at the mid-point of our expectations.

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2015	June 30 2016
Assets
Current assets:
Cash and cash equivalents (note 11)	$545.3	$472.9
Accounts receivable (note 5)	681.0	741.7
Inventories (note 6)	794.6	905.6
Income taxes receivable	10.4	12.9
Assets classified as held-for-sale	27.4	27.4
Other current assets (note 4)	65.3	86.3
Total current assets	2,124.0	2,246.8

Property, plant and equipment	314.6	310.2
Goodwill	19.5	19.5
Intangible assets	30.4	27.3
Deferred income taxes	40.1	36.5
Other non-current assets (note 4)	83.4	79.8
Total assets	$2,612.0	$2,720.1

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (notes 4 & 7)	$29.1	$84.1
Accounts payable	801.4	856.6
Accrued and other current liabilities	257.7	217.9
Income taxes payable	25.0	27.9
Current portion of provisions	20.2	20.1
Total current liabilities	1,133.4	1,206.6

Long-term portion of borrowings under credit facility and finance lease obligations (notes 4 & 7)	250.6	211.7
Pension and non-pension post-employment benefit obligations	83.2	88.2
Provisions and other non-current liabilities	28.0	29.9
Deferred income taxes	25.8	21.6
Total liabilities	1,521.0	1,558.0

Equity:
Capital stock (note 8)	2,093.9	2,046.6
Treasury stock (note 8)	(31.4)	(4.3)
Contributed surplus	846.7	852.8
Deficit	(1,785.4)	(1,723.6)
Accumulated other comprehensive loss	(32.8)	(9.4)
Total equity	1,091.0	1,162.1
Total liabilities and equity	$2,612.0	$2,720.1

Contingencies (note 12)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Revenue	$1,417.3	$1,485.5	$2,715.8	$2,838.8
Cost of sales (note 6)	1,320.0	1,373.7	2,527.1	2,634.2
Gross profit	97.3	111.8	188.7	204.6
Selling, general and administrative expenses (SG&A)	50.1	54.4	105.5	106.4
Research and development	5.2	6.3	11.4	11.7
Amortization of intangible assets	2.3	2.3	4.6	4.6
Other charges (recoveries) (note 9)	9.3	(3.0)	9.6	(1.3)
Earnings from operations	30.4	51.8	57.6	83.2
Finance costs	1.1	2.7	1.6	4.9
Earnings before income taxes	29.3	49.1	56.0	78.3
Income tax expense (recovery) (note 10):
Current	7.7	10.0	13.1	19.0
Deferred	(2.6)	2.9	(1.0)	(2.5)
	5.1	12.9	12.1	16.5
Net earnings for the period	$24.2	$36.2	$43.9	$61.8

Basic earnings per share	$0.15	$0.25	$0.26	$0.43

Diluted earnings per share	$0.14	$0.25	$0.26	$0.43

Shares used in computing per share amounts (in millions):
Basic	164.9	142.1	168.6	142.8
Diluted	166.9	144.1	170.7	144.6

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Net earnings for the period	$24.2	$36.2	$43.9	$61.8
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	0.2	1.4	(1.8)	2.2
Changes from derivatives designated as hedges	5.8	(2.2)	0.3	21.2
Total comprehensive income for the period	$30.2	$35.4	$42.4	$85.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance — January 1, 2015	$2,609.5	$(21.4)	$677.1	$(1,845.3)	$(25.0)	$1,394.9
Capital transactions (note 8):
Issuance of capital stock	7.4	—	(4.8)	—	—	2.6
Repurchase of capital stock for cancellation	(528.2)	—	157.3	—	—	(370.9)
Stock-based compensation and other	—	15.8	3.7	—	—	19.5
Total comprehensive income:
Net earnings for the period	—	—	—	43.9	—	43.9
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(1.8)	(1.8)
Changes from derivatives designated as hedges	—	—	—	—	0.3	0.3
Balance — June 30, 2015	$2,088.7	$(5.6)	$833.3	$(1,801.4)	$(26.5)	$1,088.5

Balance — January 1, 2016	$2,093.9	$(31.4)	$846.7	$(1,785.4)	$(32.8)	$1,091.0
Capital transactions (note 8):
Issuance of capital stock	4.8	—	(1.8)	—	—	3.0
Repurchase of capital stock for cancellation	(52.1)	—	17.8	—	—	(34.3)
Stock-based compensation and other	—	27.1	(9.9)	—	—	17.2
Total comprehensive income:
Net earnings for the period	—	—	—	61.8	—	61.8
Other comprehensive income, net of tax:
Currency translation differences for foreign operations	—	—	—	—	2.2	2.2
Changes from derivatives designated as hedges	—	—	—	—	21.2	21.2
Balance — June 30, 2016	$2,046.6	$(4.3)	$852.8	$(1,723.6)	$(9.4)	$1,162.1

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Cash provided by (used in):
Operating activities:
Net earnings for the period	$24.2	$36.2	$43.9	$61.8
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	16.9	19.0	33.5	36.8
Equity-settled stock-based compensation	7.1	6.8	18.6	16.2
Other charges	4.0	2.2	4.0	2.2
Finance costs	1.1	2.7	1.6	4.9
Income tax expense	5.1	12.9	12.1	16.5
Other	(3.9)	6.3	(8.6)	(1.0)
Changes in non-cash working capital items:
Accounts receivable	(25.5)	(87.3)	23.7	(60.7)
Inventories	(64.2)	(49.7)	(99.1)	(111.0)
Other current assets	1.8	(15.4)	(0.3)	(10.5)
Accounts payable, accrued and other current liabilities and provisions	81.9	70.5	57.8	39.3
Non-cash working capital changes	(6.0)	(81.9)	(17.9)	(142.9)
Net income taxes paid	(4.1)	(8.7)	(7.7)	(17.3)
Net cash provided by (used in) operating activities	44.4	(4.5)	79.5	(22.8)

Investing activities:
Purchase of computer software and property, plant and equipment	(18.5)	(18.2)	(31.2)	(34.3)
Proceeds from sale of assets	0.3	0.5	0.4	0.7
Advances to solar supplier (note 4)	(21.0)	—	(21.0)	—
Repayments from solar supplier (note 4)	—	2.0	—	5.0
Net cash used in investing activities	(39.2)	(15.7)	(51.8)	(28.6)

Financing activities:
Borrowings under credit facility (note 7)	275.0	—	275.0	40.0
Repayments under credit facility (note 7)	—	(16.3)	—	(22.5)
Finance lease payments (note 4)	—	(1.1)	—	(2.4)
Issuance of capital stock (note 8)	0.6	1.5	2.6	3.0
Repurchase of capital stock for cancellation (note 8)	(350.4)	—	(370.2)	(34.3)
Finance costs paid	(2.8)	(2.5)	(3.3)	(4.8)
Net cash used in financing activities	(77.6)	(18.4)	(95.9)	(21.0)

Net decrease in cash and cash equivalents	(72.4)	(38.6)	(68.2)	(72.4)
Cash and cash equivalents, beginning of period	569.2	511.5	565.0	545.3
Cash and cash equivalents, end of period	$496.8	$472.9	$496.8	$472.9

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment), Servers, and Storage end markets. Our product lifecycle offerings include a range of services to our customers including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2016 and our financial performance, comprehensive income and cash flows for the three and six months ended June 30, 2016.

These unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on July 21, 2016.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability, and discount rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs can be comprised of a single site, a group of sites, or a line of business.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2015 annual audited consolidated financial statements. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the second quarter of 2016 from those described in the notes to our 2015 annual audited consolidated financial statements. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

3.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, and the execution of our programs and services, follow-on business, program completions or losses, the phasing in or out of programs, the success in the marketplace of our customers’ products, changes in customer demand, and the seasonality of our business. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Communications	40%	41%	40%	40%
Consumer	3%	3%	3%	3%
Diversified	28%	30%	28%	32%
Servers	10%	9%	10%	9%
Storage	19%	17%	19%	16%

Customers:

For the second quarter and first half of 2016, we had two customers that individually represented more than 10% of total revenue (second quarter and first half of 2015 — three customers).

4.             SOLAR INVESTMENTS

In March 2015, we entered into a supply agreement with an Asia-based solar cell supplier (Solar Supplier), that includes a commitment by us to provide cash advances of up to $31.0 to help secure our solar cell supply. The advances were used by the Solar Supplier to help finance the expansion of its manufacturing operations into Malaysia. This supply agreement has an initial term of three and a half years, and is subject to automatic renewal for successive one-year terms unless either party provides a notice of intent not to renew. All such cash advances are scheduled to be repaid by this supplier through quarterly repayment installments, which commenced in the fourth quarter of 2015 and are to continue through the end of 2017. As of June 30, 2016, we have advanced a total of $29.5 under this agreement. We received cash repayments of $2.0 from the supplier in the second quarter of 2016 (first half of 2016 — $5.0). As of June 30, 2016, $21.5 remains recoverable from this supplier, which we have recorded as other current assets of $17.0 and other non-current assets of $4.5 on our consolidated balance sheet. We received an additional cash repayment of $2.0 from this supplier in July 2016.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

In April 2015, we entered into a five-year agreement, pursuant to which we leased $19.3 of manufacturing equipment to be used in our solar operations in Asia. Our quarterly lease payments commenced in January 2016, pursuant to which we made a scheduled repayment of $1.1 in the second quarter of 2016 (first half of 2016 — $2.4). As of June 30, 2016, our related lease obligations totaled $17.3, consisting of short-term obligations of $4.1 and long-term obligations of $13.2. This lease qualifies as a finance lease under IFRS. See note 7.

5.             ACCOUNTS RECEIVABLE

We have an accounts receivable sales agreement to sell up to $250.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Each of these banks had a Standard and Poor’s long-term rating of BBB+ or above and a short-term rating of A-2 or above at June 30, 2016. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2017 under specified circumstances), but may be terminated earlier as provided in the agreement. At June 30, 2016, $60.0 of accounts receivable were sold under this facility (December 31, 2015 — $50.0) and de-recognized from our accounts receivable balance. The accounts receivable sold are removed from our consolidated balance sheet and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

6.             INVENTORIES

We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. We recorded net inventory recoveries of $0.4 for the second quarter of 2016 and net inventory provisions of $0.2 for the first half of 2016 (second quarter and first half of 2015 — net inventory provisions of $2.5 and $4.2, respectively). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance. During the second quarter of 2016, our net inventory recoveries of $0.4 were comprised of a $2.5 provision reversal to reflect improved recovery of certain inventory, offset in part by new provisions of $2.1 for aged inventory.

7.             CREDIT FACILITIES AND LONG-TERM DEBT

In order to fund a portion of our share repurchases under the $350.0 substantial issuer bid (the SIB) completed in June 2015, we amended our $300.0 revolving credit facility in May 2015 to add a non-revolving term loan component (Term Loan) in the amount of $250.0 (in addition to the previous revolving credit limit of $300.0), and to extend the maturity of the entire facility from October 2018 to May 2020. We funded the SIB using the proceeds of the Term Loan, $25.0 drawn on the revolving portion of the credit facility (Revolving Facility), and $75.0 of available cash on hand. We also borrowed an additional $40.0 under the Revolving Facility in the first quarter of 2016 to fund the repurchase of shares and to pre-fund a program share repurchase (PSR) under our current normal course issuer bid (the 2016 NCIB), which PSR was completed in May 2016. During the second quarter of 2016, we made a scheduled quarterly principal repayment of $6.25 (first half of 2016 — $12.5) under the Term Loan, and a repayment of $10.0 under the Revolving Facility. At June 30, 2016, $280.0 was outstanding under the credit facility, comprised of $55.0 under the Revolving Facility and $225.0 under the Term Loan (December 31, 2015 — $262.5 outstanding, comprised of $25.0 under the Revolving Facility and $237.5 under the Term Loan).

The Revolving Facility has an accordion feature that allows us to increase the $300.0 limit by an additional $150.0 on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 swing line, subject to the overall revolving credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We are required to comply with certain restrictive covenants under the credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder.

The following table sets forth our borrowings under the Revolving Facility, Term Loan, and finance lease obligations as of the period-ends indicated:

	December 31 2015	June 30 2016
Borrowings under the Revolving Facility	$25.0	$55.0
Term Loan	237.5	225.0
Total borrowings under credit facility	262.5	280.0
Less: unamortized debt issuance costs	(1.8)	(1.5)
Finance lease obligations (note 4)	19.0	17.3
	$279.7	$295.8
Comprised of:
Current portion of borrowings under credit facility and finance lease obligations	$29.1	$84.1
Long-term portion of borrowings under credit facility and finance lease obligations	250.6	211.7
	$279.7	$295.8

We incurred debt issuance costs of $2.1 in 2015 in connection with the amendment of the credit facility, which we recorded as an offset against the proceeds from the Term Loan. Such costs are deferred and amortized over the term of the Term Loan using the effective interest rate method.

The $55.0 outstanding under the Revolving Facility is due upon maturity of the facility in May 2020. We are permitted to repay amounts prior to maturity. We currently intend to repay this $55.0 within the next twelve months. Prepayments are also required under certain circumstances.

The Term Loan requires quarterly principal repayments until its maturity. At June 30, 2016, the remaining mandatory principal repayments of the Term Loan were as follows:

Years ending December 31	Amount
2016	$12.5
2017	25.0
2018	25.0
2019	25.0
2020 (to maturity in May 2020)	137.5
$225.0

We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed.

At June 30, 2016, we were in compliance with all restrictive and financial covenants under the credit facility. Commitment fees paid in the second quarter and first half of 2016 were $0.3 and $0.6, respectively (second quarter and first half of 2015 — $0.3 and $0.6, respectively). At June 30, 2016, we had $29.1 (December 31, 2015 — $27.2) outstanding in letters of credit under this facility.

We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at June 30, 2016 or December 31, 2015.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

8.             CAPITAL STOCK

Share repurchases:

We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and from time to time pursuant to substantial issuer bids. As part of the NCIB process, we enter into Automatic Share Purchase Plans (ASPPs) with brokers from time to time, that allow such brokers to purchase our subordinate voting shares in the open market on our behalf for cancellation under our NCIBs (including during any applicable self-imposed trading blackout periods). In addition, we enter into PSRs from time to time as part of the NCIB process (if permitted by the TSX), pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR’s completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is generally determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of such PSR under the NCIB. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares we purchase in the open market during the term of such NCIB to satisfy obligations under our stock-based compensation plans.

On September 9, 2014, the TSX accepted our notice to launch an NCIB (the 2014 NCIB), which allowed us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total subordinate voting and multiple voting shares outstanding at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During the first quarter of 2015, we repurchased and cancelled a total of 6.1 million subordinate voting shares for $69.8 (including transaction fees) under the 2014 NCIB, at a weighted average price of $11.46 per share, including 4.4 million subordinate voting shares repurchased under a $50.0 PSR which we funded in December 2014. We completed the share repurchases under this PSR on January 28, 2015 at a weighted average price of $11.38 per share. We did not repurchase any shares under the 2014 NCIB in the second quarter of 2015. The 2014 NCIB expired in September 2015.

In the second quarter of 2015, we launched and completed the SIB, pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share (for an aggregate purchase price of $350.0), representing approximately 15.5% of our total multiple voting shares and subordinate voting shares issued and outstanding prior to completion of the SIB. We also recorded $0.9 in transaction-related costs. We funded the share repurchases with the proceeds of the Term Loan, $25.0 drawn on the Revolving Facility, and $75.0 of cash on hand. See note 7.

On February 22, 2016, the TSX accepted our notice to launch the 2016 NCIB, which allows us to repurchase, at our discretion, until the earlier of February 23, 2017 or the completion of purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the 2016 NCIB will be reduced by the number of subordinate voting shares purchased during the term of the 2016 NCIB to satisfy obligations under our stock-based compensation plans. During the first quarter of 2016, prior to the launch of the PSR described below, we paid $4.3 (including transaction fees) to repurchase and cancel 0.4 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.73 per share. In March 2016, the TSX accepted our notice to amend the 2016 NCIB to permit the repurchase of our subordinate voting shares thereunder through one or more PSRs. In connection therewith, we paid $30.0 to a broker in March 2016 under a PSR for the right to receive a variable number of our subordinate voting shares upon such PSR’s completion. We completed this PSR in May 2016, pursuant to which we repurchased and cancelled 2.8 million subordinate voting shares at a weighted average price of $10.69 per share. As of June 30, 2016, up to an additional 7.3 million subordinate voting shares could be repurchased under the 2016 NCIB during the remainder of its term.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Stock-based compensation:

We grant share unit awards to employees under our stock-based compensation plans. Under one of our stock-based compensation plans, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash. Under our other stock-based compensation  plan, we may (at the time of grant) authorize the grantee to settle awards in either cash or subordinate voting shares (absent such permitted election, grants will be settled in subordinate voting shares, which we may purchase in the open market or issue from treasury, subject to certain limits). From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. We did not purchase any subordinate voting shares in the open market to satisfy the delivery requirements under our stock-based compensation plans during the second quarter or the first half of 2016 or 2015. At June 30, 2016, the trustee held 0.4 million subordinate voting shares for this purpose, having a value of $4.3 (December 31, 2015 — 2.8 million subordinate voting shares with a value of $31.4).

The following table outlines the activities for stock-based awards granted to employees (activities for deferred share units (DSUs) issued to directors are excluded) for the six months ended June 30, 2016:

Number of awards (in millions)	Options	RSUs	PSUs

Outstanding at December 31, 2015	2.9	3.5	5.5
Granted	—	2.1	2.5
Exercised or settled (i)	(0.4)	(1.2)	(1.2)
Forfeited or expired	(0.2)	(0.1)	(0.8)
Outstanding at June 30, 2016	2.3	4.3	6.0

Weighted-average grant date fair value of options and share units granted	N/A	$9.12	$9.56

(i)                                     During the second quarter and first half of 2016, we received cash proceeds of $1.5 and $3.0, respectively (second quarter and first half of 2015 — $0.6 and $2.6, respectively) relating to the exercise of vested employee stock options.

At June 30, 2016, 1.4 million (December 31, 2015 — 1.3 million) DSUs were outstanding.

For the second quarter and first half of 2016, we recorded aggregate employee stock-based compensation expense (excluding DSU expense) through cost of sales and SG&A of $6.8 and $16.2, respectively (second quarter and first half of 2015 — $7.1 and $18.6, respectively), and DSU expense (recorded through SG&A) of $0.5 and $1.0, respectively (second quarter and first half of 2015 — $0.5 and $1.0, respectively). Employee stock-based compensation expense varies from period-to-period. The portion of such expense that relates to a non-market performance condition varies depending on the level of achievement of pre-determined financial targets.

9.             OTHER CHARGES (RECOVERIES)

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Restructuring (a)	$9.5	$4.5	$9.8	$6.5
Other (b)	(0.2)	(7.5)	(0.2)	(7.8)
	$9.3	$(3.0)	$9.6	$(1.3)

(a)                                 Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. As a result of our most recent evaluation, during the second quarter and first half of 2016, we recorded restructuring charges of $4.5 and $6.5, respectively, compared to $9.5 and $9.8, respectively, for the second quarter and first half of

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

2015. Our restructuring actions for the first half of 2016 and 2015 included consolidating certain of our sites and reducing our workforce. During the second quarter of 2016, we recorded cash charges of $2.3, primarily for employee termination costs and contractual lease obligations related to operations that we have begun to wind down, and non-cash charges of $2.2, primarily to write down certain plant assets and equipment to recoverable amounts. During the second quarter of 2015, we consolidated two of our semiconductor sites, to reduce the cost structure and improve the margin performance of that business, as well as implemented employee headcount reductions in various geographies. We recorded cash charges of $5.3 during the second quarter of 2015, primarily for employee termination costs and non-cash charges of $4.2, primarily to write down certain equipment to recoverable amounts. Our restructuring provision at June 30, 2016 was $3.8 (December 31, 2015 — $10.7) comprised primarily of employee termination and lease obligation costs.

The recognition of restructuring charges requires us to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our major assumptions include the number of employees to be terminated and the timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations and any sublease recoveries from exited sites, and the timing of disposition and estimated fair values of assets available for sale, as applicable. We develop detailed plans and record termination costs for employees informed of their termination. For leased facilities that we intend to exit, the lease obligation costs represent future contractual lease payments less estimated sublease recoveries and cancellation fees, if any.  We engage independent brokers to determine the estimated fair values less costs to sell for assets we no longer use and which are available for sale. We recognize an impairment loss for assets whose carrying amount exceeds their respective fair values less costs to sell as determined by such independent brokers. We also record adjustments to reflect actual proceeds received upon the disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

(b)                                 Other:

In July 2016, we received recoveries of damages of $12.0 in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods. We recorded these recoveries as other current assets on our consolidated balance sheet as of June 30, 2016. We also recorded a provision in the second quarter of 2016 with respect to the settlement of an unrelated legal matter based on our current estimate of the likely outcome.

10.         INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

Our net income tax expense for the second quarter of 2016 was adversely affected by taxable foreign exchange impacts of $2.5 arising from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar (our functional currency).

See note 12 regarding income tax contingencies.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

11.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, outstanding cash advances receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loan, borrowings under the Revolving Facility, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations. The carrying value of the Term Loan approximates its fair value as it bears interest at a variable market rate. The carrying value of the outstanding cash advances receivable from the Solar Supplier approximates their fair value due to their relatively short term to maturity. We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2015 annual audited consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2015. There have been no significant changes to the source of our inputs since December 31, 2015.

Cash and cash equivalents are comprised of the following:

	December 31 2015	June 30 2016
Cash	$476.1	$403.1
Cash equivalents	69.2	69.8
	$545.3	$472.9

Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at June 30, 2016 a Standard and Poor’s short-term rating of A-1 or above.

Interest rate risk:

Borrowings under our credit facility bear interest at specified rates, plus specified margins. See note 7. Our borrowings under this facility, which at June 30, 2016 totalled $280.0 (December 31, 2015 — $262.5), expose us to interest rate risk due to potential increases to the specified rates and margins.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts, generally for periods up to 15 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

Our major currency exposures at June 30, 2016 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes from the table below. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at June 30, 2016.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

	Canadian dollar	Euro	Thai baht
Cash and cash equivalents	$9.6	$10.2	$0.7
Accounts receivable and other financial assets	3.1	29.0	1.6
Accounts payable and certain accrued and other liabilities and provisions	(36.4)	(24.5)	(16.6)
Net financial assets (liabilities)	$(23.7)	$14.7	$(14.3)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in such non-functional currencies is summarized in the following table as at June 30, 2016. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Euro	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$1.3	$(0.2)	$0.1
Other comprehensive income	1.3	0.1	0.7
1% Weakening
Net earnings	(1.3)	0.2	(0.1)
Other comprehensive income	(1.3)	(0.1)	(0.7)

At June 30, 2016, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$293.5	$0.76	12	$2.9
Thai baht	95.6	0.03	12	0.2
Malaysian ringgit	71.8	0.24	12	1.7
Mexican peso	23.2	0.06	12	(1.2)
British pound	113.4	1.39	4	2.7
Chinese renminbi	92.9	0.15	12	(0.8)
Euro	59.4	1.13	11	0.3
Romanian leu	22.0	0.25	11	(0.2)
Singapore dollar	21.6	0.72	12	0.6
Other	13.0		5	(0.7)
Total	$806.4			$5.5

At June 30, 2016, the fair value of the outstanding contracts was a net unrealized gain of $5.5 (December 31, 2015 — net unrealized loss of $24.0). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at June 30, 2016 was not significant, is recognized immediately in our consolidated statement of operations. At June 30, 2016, we recorded $13.2 of derivative assets in other current assets, and $7.7 of derivative liabilities in accrued and other current liabilities (December 31, 2015 — $2.8 of derivative assets in other current assets and $26.8 of derivative liabilities in accrued and other current and non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

12.          CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Commencing in 2007, securities class action lawsuits were brought against us and certain of our officers, a director and Onex Corporation in the United States District Court for the Southern District of New York, alleging violations of United States federal securities laws. In 2015, a settlement of the consolidated class action lawsuits was reached and the District Court granted final approval of the settlement in July 2015. The time for any appeal from the approval of the settlement had expired without any appeal having been filed. The settlement payment to the plaintiffs was paid by our liability insurance carriers in 2015.

In 2007, parallel class proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the settlement discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants’ appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that dealt with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015. The Supreme Court of Canada released its decision on December 4, 2015, allowing the defendants’ appeal and holding that the statutory claims of the plaintiff and the class under the Ontario Securities Act are barred by the applicable limitation period. In an earlier decision dated February 14, 2014, the Ontario Superior Court of Justice denied certification of the plaintiffs’ common law claims. No party appealed that decision. We are seeking our costs of the Supreme Court proceedings and the proceedings below. It is too early to assess the quantum of costs that may be awarded, if any. The Canadian plaintiff initiated a second motion to certify its common law claims, which was quashed by a decision of the Ontario Superior Court of Justice on May 24, 2016.

Income taxes

We are subject to tax audits globally by various tax authorities of historical information, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $15 to $19 at period-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal, however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $32 at period-end exchange rates). Resolution of these matters is currently anticipated during the remainder of 2016.

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $33 million Canadian dollars (approximately $25 at period-end exchange rates). We have appealed this decision with the Canadian

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $4 at period-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.